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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69327

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Methuselah Capital LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 Third Avenue, 39th Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jay Gettenberg (212)-888-8700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman & Company, LLP
(Name – *if individual, state last, first, middle name*)

290 W. Mt. Pleasant Avenue	Livingston	NJ	07039
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DB

OATH OR AFFIRMATION

I, John Chachas, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Methuselah Capital LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer

Title

Notary Public

AMY F. MCGRAIME
Notary Public, State of New York
No. 01MC4906321
Qualified in New York County
Comission Expires 9/28/21

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Report Pursuant to Rule 17a-5(d) and Report of Independent Registered Public Accounting Firm

METHUSELAH CAPITAL LLC

DECEMBER 31, 2019

METHUSELAH CAPITAL LLC
DECEMBER 31, 2019

Table of Contents

CITRINCOOPERMAN®
Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Methuselah Capital LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Methuselah Capital LLC (a limited liability company) as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Methuselah Capital LLC as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Methuselah Capital LLC's management. Our responsibility is to express an opinion on Methuselah Capital LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Methuselah Capital LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Citrin Cooperman & Company, LLP

We have served as Methuselah Capital LLC's auditor since 2014.
Livingston, New Jersey
February 18, 2020

METHUSELAH CAPITAL LLC

Statement of Financial Condition

December 31, 2019

Assets		
Cash	$	26,586
Prepaid expenses		3,428
Total assets	$	30,014
Liabilities and Members' Equity		
Accounts payable	$	1,750
Accrued expenses		12,000
Members' equity		16,264
Total liabilities and members' equity	$	30,014

See Accompanying Notes to Statement of Financial Condition.

1. Business and Summary of Significant Accounting Policies

Business

Methuselah Capital LLC (the "Company") is a limited liability company formed on June 27, 2013. Effective November 24, 2014, the Company became registered with the Securities and Exchange Commission ("SEC") as a securities broker-dealer and received approval from and became a member of the Financial Industry Regulatory Authority ("FINRA").

As a limited liability company, the members are not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless the member(s) has signed a specific guarantee.

Basis of Presentation

The Company's financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Revenue

Private placement transaction and service fee revenue includes fees from debt offerings and debt advisory in which the Company acts as a placement agent or advisor, respectively. Private placement transaction fee revenue shall be recorded upon completion of the transactions per the term of the agreements. Private placement service fee revenue shall be recorded when services are provided per the terms of the agreements.

Income Taxes

As a limited liability company, the Company is treated as a partnership for federal and state income tax reporting purposes. Accordingly, no provision has been made for income taxes in the accompanying financial statements, since all items of income or loss are required to be reported on the income tax return of the members, who are responsible for any taxes thereon.

The Company is subject to New York City Unincorporated Business Tax ("UBT"). Since the Company did not have taxable income in 2019, no provision for the UBT was required.

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood,

based on their technical merit, that the tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each reporting period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. At December 31, 2019, management has determined that the Company has no uncertain tax positions that would require financial statement recognition or disclosure. The Company files income tax returns in the U.S. federal jurisdiction and the state and city of New York. The Company remains subject to tax examinations by all taxing authorities for all years in which its tax returns were required.

Use of Estimates

The process of preparing the financial statement in conformity with U.S. GAAP requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-l), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. At December 31, 2019, the Company had net capital of $12,836, which exceeded the Company's minimum net capital requirement of $5,000. The Company's percentage of aggregate indebtedness to net capital was 107.12% at December 31, 2019. The Company claims an exemption from Rule 15c3-3 pursuant to Rule 15c3-3(k)(2)(i) and therefore is not subject to the reserve requirements of Rule 15c3-3.

3. Related-Party Transactions

The Company had entered into an expense-sharing agreement with one of its members, Methuselah Management Corp. (the "Member"). Certain employees of the Member provide services to the Company. The Company has agreed to pay all operating costs attributable to the activities of the Company, including office rent, utilities, information technology infrastructure, printing fees, and telephone fees. The agreement provides for the Company to reimburse the Member per month for operating expenses and a pro-rata share of the salaries of the employees who provide services to both the Member and the Company.

Expenses under the expense-sharing agreement were $4,547 for the year ended December 31, 2019 and are recorded as general and administrative expenses as applicable.

4. Continuing Operations

The Member has committed to providing capital to support the Company's continuing operations as needed. Through February 18, 2020, the Company received $50,000 in additional capital from the Member.

5. Subsequent Events

Management of the Company has evaluated events and transactions that have occurred since December 31, 2019, and has determined that there are no material events that would require adjustments to or disclosures in the Company's financial statement.